12013482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8-68158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 16th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schultz, Chief Operating Officer/Chief Compliance Officer 212-946-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHIARA MARIA VOLTA
Notary Public - State of New York
No. 01VO6228580
Qualified in New York County
My Commission Expires September 20, 2014

Signature

Chief Operating Officer/Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Greentech Capital Advisors Securities, LLC
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of Greentech Capital Advisors Securities, LLC:

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the "Company") as of December 31, 2011, This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 29, 2012

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	7,307,306
Advisory fee receivable, net of allowance for bad debts		23,171
Total assets	$	7,330,477
Liabilities and Member's Equity		
Due to parent	$	420,000
Deferred advisory fee revenue		84,545
Regulatory fee payable		2,732
Total liabilities		507,277
Member's equity		6,823,200
Total liabilities and member's equity	$	7,330,477

See accompanying notes.

Greentech Capital Advisors Securities, LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

Greentech Capital Advisors Securities, LLC (the "Company") is a broker–dealer registered with the Securities Exchange Act of 1934 ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the "Parent Company"), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions ("M&A"), exclusive sale transactions, restructurings, private placements and project finance advisory.

The Company is based in New York and launched a branch office in San Francisco on June 2, 2011.

2. Significant Accounting Policies

Revenue Recognition
The Company recognizes advisory revenue for financial advisory services provided for transactions including buy-side and sell-side M&A, exclusive sale transactions, restructurings, private placements and project financing. Advisory revenues include fees which are earned upon completion of a deal or transaction in accordance with the terms of an engagement letter. Retainer fees (initial transaction fees) are recorded as deferred revenue at the time an engagement letter is signed and recognized as advisory revenue as earned over the estimated period of the engagement. Each engagement is dictated by facts and circumstances which management needs to take into account when estimating the service period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for income tax purposes.

3. Related Party Transactions

At December 31, 2011, the Company holds a related party payable due to the Parent Company. The Parent Company and the Company have a Service Agreement in place which was amended during 2011. The Services Agreement states that a portion of the operating expenses incurred by the Parent Company including employee salaries and related costs, office rent, equipment rental, amortization and depreciation of assets and other expenses will be allocated to the Company on a monthly basis. This monthly allocation is booked as a payable to the Parent Company on the Company's books and settled with the Parent Company each subsequent month. At December 31, 2011 the Company holds a payable of $420,000 to the Parent Company for the December operating expense allocation.

4. Net Capital Requirements and Other Regulatory Matters

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which allows the Company to maintain a minimum net capital equal to an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 1/15 of its aggregate indebtedness, or $5,000 which is the standard for broker-dealers that do not receive customer funds or securities. At December 31, 2011, the Company's net capital was approximately $6,800,029 which was approximately $6,766,211 in excess of its minimum net capital requirements.

The Company is exempt from the SEC Customer Protection Rule 15c3-3 under subparagraph (k)(2)(i).

5. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

The Company recognized an allowance in 2010 against one particular client regarding two separate transactions. The Company and the client reached a settlement agreement on October 25, 2011. As part of this settlement agreement the client paid the Company $500,000 on October 27, 2011, reversing a portion of the allowance for bad debts. The settlement agreement includes a further $700,000 payment upon the client achieving certain milestones in 2012. The Company's Statement of Financial Condition continues to reflect a reserve against the $700,000 due to the contingent nature of this portion of the settlement agreement.

The Company maintains its cash in bank accounts at a single bank. The Company does not consider itself to be at risk with respect to its cash balances.

6. Subsequent Events

The Company evaluated events and transactions that may have occurred since December 31, 2011 through the date the statement of financial condition were available for issuance and has determined there were no subsequent events during this period which materially impacted the statement of financial condition.

Ernst & Young LLP

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